Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-VI dated February 22, 2010

JPMorgan Chase & Co.

Term sheet to
Product Supplement No. 39-A-VI
Registration Statement No. 333-155535
Dated August 17, 2010; Rule 433

Structured Investments

$
Buffered Return Enhanced Notes Linked to the S&P 500® Total Return Index due March 1, 2012

General

- The notes are designed for investors who seek a return of two times the appreciation of the S&P 500® Total Return Index up to a maximum total return on the notes of at least 20%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 5%, be willing to lose up to 95% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 1, 2012†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about August 25, 2010 and are expected to settle on or about August 30, 2010.

Key Terms

Index: The S&P 500® Total Return Index ("SPTR") (the "Index"). For additional information about the S&P 500® Total Return Index, see Appendix A to this term sheet.

Upside Leverage Factor: 2

Payment at Maturity: If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of at least 20%*. For example, assuming the Maximum Total Return is 20%*, if the Index Return is equal to or greater than 10%, you will receive the Maximum Total Return on the notes of 20%*, which entitles you to a maximum payment at maturity of $1,200* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 2)$$

*The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 20% and $1,200 per $1,000 principal amount note, respectively.

If the Ending Index Level is equal to or less than the Initial Index Level by up to 5%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 5% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 5\%)]$$

If the Ending Index Level is less than the Initial Index Level by more than 5%, you could lose up to $950 per $1,000 principal amount note.

Buffer Amount: 5%

Index Return:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The closing level of the Index on the pricing date, which is expected to be on or about August 25, 2010

Ending Index Level: The closing level of the Index on the Observation Date

Observation Date: February 27, 2012†

Maturity Date: March 1, 2012†

CUSIP: 48124AZM2

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Total Return of 20%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $16.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $16.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 17, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information

The following information supplements, and should be read in conjunction with, the information set forth in the accompanying product supplement no. 39-A-VI. For purposes of the notes offered hereby, when the accompanying product supplement no. 39-A-VI refers to the "Basket," a "Basket Index," the "Basket Indices," an "Equity Index," the "Equity Indices," a "Basket Component" or the "Basket Components," each such reference is deemed to include the S&P 500® Total Return Index.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 20%, and accordingly, the actual maximum payment at maturity will not be less than $1,200 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 5%. If the Ending Index Level is less than the Initial Index Level by more than 5%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 5%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Index on the downside by virtue of the 5% buffer and you will receive a payment equal to at least $50 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **DIVERSIFICATION OF THE S&P 500® TOTAL RETURN INDEX** — The return on the notes is linked to the S&P 500® Total Return Index. The S&P 500® Total Return Index represents the total return earned on a portfolio that tracks the S&P 500® Index and reinvests dividend income in the S&P 500® Index, not in the specific stock paying the dividend. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth in Appendix A to this term sheet.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes, and although the Index is not described in product supplement no. 39-A-VI, the discussion therein in the section entitled "Certain U.S. Federal Income Tax Consequences" applies to the notes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. In addition, Non-U.S. holders should note that it is possible that Treasury will determine, based on recently enacted legislation, that because the payment at maturity is calculated by reference to the S&P 500 Total Return Index, the portion of the payment at maturity indirectly attributable to dividend payments made by U.S. corporations whose stocks are included in the S&P 500 Total Return Index should be subject to U.S. withholding tax (whether or not they submit an IRS Form W-8BEN as described in the second succeeding sentence). Non-U.S. holders should consult their tax advisers regarding the possible U.S. federal income tax consequences of this new legislation. Non-U.S. Holders should also note that, in any event, they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level by more than 5%. Accordingly, you could lose up to $950 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 20%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1800 and a Maximum Total Return of 20% and reflect the Buffer Amount of 5%. **The actual Maximum Total Return will be set on the pricing date and will not be less than 20%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
3240.00	80.00%	20.00%
3060.00	70.00%	20.00%
2880.00	60.00%	20.00%
2700.00	50.00%	20.00%
2520.00	40.00%	20.00%
2340.00	30.00%	20.00%
2160.00	20.00%	20.00%
2070.00	15.00%	20.00%
1980.00	10.00%	20.00%
1890.00	5.00%	10.00%
1845.00	2.50%	5.00%
1818.00	1.00%	2.00%
1800.00	**0.00%**	**0.00%**
1710.00	-5.00%	**0.00%**
1620.00	-10.00%	-5.00%
1530.00	-15.00%	-10.00%
1440.00	-20.00%	-15.00%
1260.00	-30.00%	-25.00%
1080.00	-40.00%	-35.00%
900.00	-50.00%	-45.00%
720.00	-60.00%	-55.00%
540.00	-70.00%	-65.00%
360.00	-80.00%	-75.00%
180.00	-90.00%	-85.00%
0.00	-100.00%	-95.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1800 to an Ending Index Level of 1890.
Because the Ending Index Level of 1890 is greater than the Initial Index Level of 1800 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 20%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 2) = \$1,100$$

Example 2: The level of the Index decreases from the Initial Index Level of 1800 to an Ending Index Level of 1710.
Although the Index Return is negative, because the Ending Index Level of 1710 is less than the Initial Index Level of 1800 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1800 to an Ending Index Level of 2160.
Because the Ending Index Level of 2160 is greater than the Initial Index Level of 1800 and the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1800 to an Ending Index Level of 1260.
Because the Index Return is negative and the Ending Index Level of 1260 is less than the Initial Index Level of 1800 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 5\%)] = \$750$$

Example 5: The level of the Index decreases from the Initial Index Level of 1800 to an Ending Index Level of 0.
Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1800 by more than the Buffer Amount of 5%, the investor receives a payment at maturity of $50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 5\%)] = \$50$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Total Return Index based on the weekly closing levels of the Index from January 7, 2005 through August 13, 2010. The closing level of the Index on August 16, 2010 was 1800.700. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



The S&P 500® Total Return Index

We have derived all information contained in this term sheet regarding the S&P 500® Total Return Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Total Return Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Total Return Index.

For information and additional retails regarding the S&P 500® Index, please see "The S&P 500® Index" in the accompanying product supplement no. 39-A-VI.

The S&P 500® Total Return Index is reported by Bloomberg L.P. under the ticker symbol "SPTR."

The notes are not linked to the price version of the S&P 500® Index. Rather, the notes are linked to the S&P 500® Total Return Index, which represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the S&P 500® Index, not in the specific stock paying the dividend. In the S&P 500® Index changes in the index level reflect changes in stock prices. In the S&P 500® Total Return Index changes in the index level reflect both movements in stock prices and the reinvestment of dividend income.

The S&P 500® Total Return Index is calculated from the S&P 500® Index and daily total dividend returns. The first step is to calculate the total dividend paid on a given day and convert this figure into points of the S&P 500® Index:

$$TotalDailyDividend = \sum_i Dividend_i * Shares_i$$

where *Dividend* is the dividend per share paid for stock *i* and *Shares* are the shares of the stocks composing the S&P 500® Index. This is done for each trading day. *Dividend$_i$* is generally zero except for four times a year when it goes ex-dividend for the quarterly dividend payment. Some stocks do not pay a dividend and *Dividend* is always zero. *TotalDailyDividend* is measured in dollars. This is converted to index points by dividing by the divisor for the S&P 500® Index:

$$IndexDividend = \frac{TotalDailyDividend}{Divisor}$$

The next step is to apply the usual definition of a total return from a financial instrument to the S&P 500® Index. The first equation below gives the definition. The second equation below applies it to the S&P 500® Index:

$$Total\ Return = (\frac{P_t + D_t}{P_{t-1}}) - 1$$

$$DTR_t = (\frac{IndexLevel_t + IndexDividend_t}{IndexLevel_{t-1}} - 1)$$

where the *Total Return* and the daily total return for the index (*DTR*) are stated as a decimal. The *DTR* is used to update the S&P 500® Total Return Index from one day to the next:

$$Total\ Return\ Index_t = (Total\ Return\ Index_{t-1}) * (1 + DTR_t)$$

The S&P 500® Total Return Index reflects both ordinary and special dividends. Ordinary cash dividends are applied on the ex-date in calculating the S&P 500® Total Return Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the stocks composing the S&P 500® Index. These may be described by the issuer as "special," "extra," "year-end," or "return of capital." Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

License Agreement with S&P

S&P and JPMorgan Chase Bank, N.A. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Total Return Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Total Return Index to track general stock market performance. S&P's and its third party licensor's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P 500® Total Return Index which is determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co. or the notes. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Total Return Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's," "S&P" and "S&P 500" are trademarks of Standard & Poor's and have been licensed for use by JPMorgan Chase Bank, N.A. and sub-licensed for use by JPMorgan Chase & Co.